Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Univest Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333‑152542) on Form S-8 of Univest Financial Corporation of our report dated June 25, 2019, with respect to the statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 25, 2019